FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Business Systems
Administration Group

Date: October 27, 2011

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Revision of Financial Forecast for the Fiscal Year Ending March 31, 2012

2.	Notice relating to Distribution of Interim Dividends and Revision of Amount of Dividends for the Fiscal Year ending March 31, 2012

October 27, 2011

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Tetsuo Kuba, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial & Business Systems Administration Group (Tel: +81-75-604-3500)

1. Revision of Financial Forecast for the Fiscal Year Ending March 31, 2012

This is to advise you that the financial forecast for the fiscal year ending March 31, 2012 (“fiscal 2012”), which was published on April 27, 2011, is revised as set forth below, taking into consideration of the business environment including the recent performance of the Company, economic environment for the latter six months for fiscal 2012 and foreign currency exchange rates:

(1)	Revision of consolidated financial forecast for fiscal 2012 (April 1, 2011 to March 31, 2012)

	(Yen in millions, except per share amounts)
	Net sales	Profit from operations	Income before income taxes	Net income attributable to shareholders of Kyocera Corporation	Earnings per share attributable to shareholders of Kyocera Corporation
Forecast published on April 27, 2011 (A)	1,360,000	168,000	180,000	112,000	610.46
Revision made (B)	1,230,000	125,000	140,000	87,000	474.23
Amount of increase or decrease (B - A)	-130,000	-43,000	-40,000	-25,000	—
Ratio of increase or decrease (%)	-9.6	-25.6	-22.2	-22.3	—
(c.f.) Results for previous fiscal year (Annual Period ended March 31, 2011)	1,266,924	155,924	172,332	122,448	667.23

(2)	Reason for Revision

Both sales and profits for the first half fell below initial projections. From the third quarter (October 1 to December 31, 2011) onward, Kyocera expects difficult conditions will continue in Kyocera Group’s business environment due to concerns over the impact of prolonged financial problems in Europe on the global economy and to a forecast of the continuing yen’s appreciations. Based on the performance for the first half and the economic and business environment forecast for the remaining six months ending March 31, 2012, the above mentioned revisions have been made to the consolidated financial forecasts for fiscal 2012.

Note 1:

Forecasts of earnings per share attributable to shareholders of Kyocera Corporation published on April 27, 2011 were changed from ¥610.30 to ¥610.46 on July 28, 2011 based on the diluted average number of shares outstanding during the three months ended June 30, 2011.

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2. Notice relating to Distribution of Interim Dividends and

Revision of Amount of Dividends for the Fiscal Year ending March 31, 2012

This is to advise you that Kyocera Corporation (the “Company”) resolved at a meeting of its Board of Directors held on October 27, 2011 in respect of payment of interim dividends, as set forth below.

The Company also decided to revise the forecast of dividends for the fiscal year ending March 31, 2012 (“fiscal 2012”).

(1)	Reason for decision of distribution of interim dividends and revision of forecast of amount of dividends

The Company determines the amount of its dividends based on its basic policy in profit allocation.

Based on the financial results for the six months ended September 30, 2011, which were published on October 27, 2011, and the forecast of the Company’s performance for fiscal 2012 and in light of the Company’s dividend policy, the forecast of the amount of dividends for such full fiscal year has been revised as set forth below.

The Company announced the revision of its financial forecast for fiscal 2012 on October 27, 2011.

(2)	Details of Interim Dividends

	Determined Amount	Most Recent Forecast (Published on April 27, 2011)	Interim Dividends in Previous Fiscal Year (Year ended March 31, 2011)
Record Date	September 30, 2011	September 30, 2011	September 30, 2010
Dividend per Share	¥60	—	¥60
Total Amount of Dividends	¥11,007 million	—	¥11,011 million
Effective Date	December 5, 2011	—	December 6, 2010
Source of Dividends	Retained earnings	—	Retained earnings

(3)	Substance of revision

	Annual Dividends per Share (yen)
	As of end of semi-annual period	As of end of full fiscal year	Annual total dividends
Forecast previously published	—	—	¥130
Current revision	—	¥60	¥120
Dividend resolved to be paid for current fiscal year	¥60	—	—
Dividends for previous fiscal year (Year ended March 31, 2011)	¥60	¥70	¥130

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Note 2: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following lists:

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia;

(2)	Economic, political and legal conditions and unexpected changes therein in countries or areas where we operate;

(3)	Factors that may affect our exports, including a strong yen, political and economic instability, customs, and inadequate protection of our intellectual property;

(4)	Fluctuation in exchange rates that may affect the value of our foreign assets or the prices of our products;

(5)	Intensified competition in product pricing, technological innovation, R&D activities, product quality and speed of delivery;

(6)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(7)	The possibility that expansion of production capacity and in-process R&D activities may not produce the desired results;

(8)	The possibility that companies or assets acquired by us may not produce the returns or benefits, or bring in business opportunities, which we expect;

(9)	Inability to secure skilled employees, particularly engineering and technical personnel;

(10)	The possibility of divulgence of our trade secrets and infringement of our intellectual property rights;

(11)	The possibility that we may receive notice of claims of infringement of other parties’ intellectual property rights and claims for royalty payments;

(12)	Increases in our environmental liability and in costs and expenses required to observe obligations imposed by environmental laws and regulations in Japan and other countries;

(13)	Newly enacted laws and regulations or stricter interpretation of existing laws and regulations that may limit our business operations;

(14)	Events that may negatively impact our markets or supply chain, including terrorist acts, plague, war and similar events;

(15)	Earthquakes and other related natural disasters affecting our operational facilities and our markets or supply chain, as well as social and economic infrastructure;

(16)	Exposure to difficulties in collection of trade receivables due to customers’ worsening financial condition;

(17)	The possibility of recognition of impairment losses on investment securities held by us due to declines in their value;

(18)	The possibility that we may record impairment losses on long-lived assets, goodwill and intangible assets;

(19)	The possibility that deferred tax assets may not be realized or additional liabilities for unrecognized tax benefits may be incurred; and

(20)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

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